FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 15, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES APPOINTMENT OF MANAGING DIRECTOR AT SOUTHERN KUZBASS OAO

Moscow, Russia – May 15, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces a new appointment to the management at its Southern Kuzbass OAO coal mining subsidiary.

Victor Skulditskiy (50), who previously held the position of Director of Coal Concentration and Processing Division, was appointed Managing Director of Southern Kuzbass OAO. Mr. Skulditskiy succeeded Sergei Popov, who was Acting Managing Director and now becomes the First Deputy Managing Director - Director for Operations.

Previously, Mr. Skulditskiy was Director of Southern Kuzbass OAO’s branch, Coal Concentration and Processing Division, from August 2006 to May 2008. From November 2005 to August 2006, he was Director of Southern Kuzbass OAO’s branch - Kuzbass Central Processing Plant OAO. From December 1991 to October 2005, he held various positions at Kuzbass Central Processing Plant OAO, with his last position being Director of Kuzbass Central Processing Plant OAO. He held various positions at Taybinskaya and Cherkasovskaya Coal Processing Plants and Kuzbass Coal Processing and Southern Kuzbass Coal production associations from December 1979 to December 1991.

Mr. Skulditskiy graduated from the Kuzbass Polytechnic Institute with a degree in Mining Engineering and a concentration degree in Mineral Processing. He was awarded Russia’s miner golden badge, special contribution to Kuzbass development medal, and miner’s glory badge.

“Mr. Skulditskiy has worked in the Kuzbass mining industry for almost thirty years, of which twenty five years he has held executive positions. He is a highly qualified and experienced professional. While heading the Kuzbass Central Processing Plant, he managed to raise its efficiency and productivity, and implemented modern technologies as well. As a result of Mr. Skulditskiy’s efforts, the plant’s plans of concentrate output were regularly overfulfilled with the plant having switched to application of cost and power saving production schemes. There are no doubts that, under Mr. Skulditskiy’s direction, Kuzbass Central Processing Plant OAO will achieve strong operational and financial results going forward,” Mechel Management OOO Chief Executive Officer Vladimir Polin said.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: May 15, 2008